EXHIBIT 10.1

EXECUTION VERSION

PANERA BREAD COMPANY

NON-COMPETITION AGREEMENT

Non-Competition Agreement (the “Agreement”), dated as of April 4, 2017, by and between Panera Bread Company, a Delaware corporation (together with its affiliates, the “Company”), with its principal offices at 3630 South Geyer Road, St. Louis, Missouri 63127, and Ronald M. Shaich (“Executive”).

WHEREAS, the Company is entering into the Agreement and Plan of Merger, dated as of April 4, 2017, by and among the Company and JAB Holdings B.V. (“Parent”), as it may be amended from time to time (the “Merger Agreement”); and

WHEREAS, the Company has determined that it is in the best interests of the Company and its shareholders to ensure Executive’s continued dedication to his duties in the event of the consummation of the transactions contemplated by the Merger Agreement and to require the Executive to comply with certain restrictive covenants for a reasonable period of time after such transactions and termination of the Executive’s employment.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, the Company and Executive hereby agree as follows:

1.	Effectiveness. The Agreement will take effect on the date the merger provided for in the Merger Agreement becomes effective (the “Merger Date”). If the Merger Agreement terminates for any reason before the merger occurs, or if Executive’s employment with the Company terminates for any reason (except as set forth in Section 2(i)) before the merger occurs, the Agreement will be null and void and of no effect. All capitalized terms that are not defined in the Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

2.	Change in Control Protection Payments.

a.	Upon a Qualifying Protection Event, Executive will be entitled to a payment equal to three (3) times the sum of Executive’s (i) current base salary and (ii) target annual incentive bonus (in each case, determined prior any event described in Section 2(h) below), paid in a lump sum on the sixtieth (60th) day following the Qualifying Protection Event.

b.	During the two year period following the Closing while Executive is employed with the Company, Executive will continue to be eligible to participate in the Company’s annual incentive bonus program, including for the 2017 fiscal year. Upon an Involuntary Termination, Executive will be entitled to receive a pro rata bonus paid at the time bonuses are paid to similarly situated employees of the Company, which will be equal to Executive’s annual incentive bonus earned in the year of termination based on actual performance, multiplied by the number of days in the year up to and including the date of termination of Executive’s employment and divided by 365.

c.	In addition, in the event that the Qualifying Protection Event is an Involuntary Termination (as defined in Section 2(g) below), the Company shall provide medical insurance coverage substantially identical to (including the applicable cost of coverage) that provided to other senior executives of the Company (which may be provided pursuant to payment of Executive’s Consolidated Omnibus Budget Reconciliation Act premiums) for eighteen (18) months following the date of Executive’s termination of employment.

d.	As a condition to the payments and other benefits set forth in this Section 2, if the Qualifying Protection Event is an Involuntary Termination, Executive must execute a separation and general release agreement (the “Release”) in a form reasonably acceptable to the Company and such Release must become effective within sixty (60) days of the date of the Involuntary Termination.

e.	For purposes of the Agreement, “Cause” means: (i) conviction of a felony or other crime involving moral turpitude; (ii) willful misconduct, gross dereliction and/or gross neglect of duties; or (iii) a material breach by Executive of the terms of the Agreement which, if curable, continues uncured for fifteen (15) days after the Company has given written notice to Executive specifying in reasonable detail the material breach; in each case determined in good faith by the Company.

f.	For purposes of the Agreement, “Good Reason” means any of the following events, provided that Executive has given written notice of such event to the Company within ninety (90) days after becoming aware of such event, the Company has not cured such event within thirty (30) days of such notice and Executive resigns his or her employment within two (2) years of the initial occurrence of such event: (i) material diminution in position, authority, duties or responsibilities as the Chief Executive Officer of a publicly traded company; (ii) material reduction in base salary, annual bonus opportunity or the aggregate level of employee benefits; or (iii) a material breach by the Company of the terms of the Agreement.

g.	For purposes of the Agreement, “Involuntary Termination” means any termination of Executive’s employment (i) by the Company without Cause at the direction of Parent on or within sixty (60) days prior to Closing, (ii) by the Company without Cause following Closing and prior to the two year anniversary of the Closing or (iii) by Executive for Good Reason following Closing and prior to the two year anniversary of the Closing.

h.	For purposes of the Agreement, “Qualifying Protection Event” means the earlier of (i) an Involuntary Termination and (ii) the second anniversary of the Closing.

i.	Notwithstanding anything to the contrary set forth herein, if Executive’s employment is terminated by the Company without Cause at the direction of Parent on or within sixty (60) days prior to Closing, the Agreement will still become effective upon the Merger Date and Executive will be entitled to payments and benefits under this Section 2.

3.	No Assurances of Continued Employment. Executive understands and agrees that nothing in the Agreement or any discussions he has had with the Company or any of its representatives shall be construed to give Executive any right or assurance of continued employment by the Company; and that Executive’s employment relationship with the Company is terminable at will, with or without notice, with or without reason, by either the Company or Executive.

4.	Confidential and Proprietary Information.

a.	Executive understands and acknowledges that in the course of his employment, he has received and/or will receive and/or may receive and/or has access to certain Confidential Information of the Company. Executive hereby acknowledges that such Confidential Information constitutes a valuable and proprietary asset of the Company which the Company desires to protect.

b.	For purposes of the Agreement, “Confidential Information” shall include, but not be limited to, the following: the Agreement; trade secrets; operating techniques, procedures and methods; product specifications; customer lists and customer information (including, but not limited to catering customers and credit card information); customer information (including, but not limited to, credit card information); account information; price lists; discount schedules; budgets; correspondence with customers (including, but not limited to catering customers), vendors, competitors, employees, partners, franchisees or any other entity or person; drawings; software; samples; leads from any source; marketing techniques; procedures and methods; employee lists; internal financial reports (including, but not limited to, internal sales and/or profit and loss reports) of the Company and its affiliates and/or franchisees; sourcing lists; and recruiting lists; and any other such proprietary information, but shall not include any such information which has become generally known to or available for use by the public other than by Executive’s act(s) or omission(s).

c.	Executive agrees that during the term of the Agreement and at any time thereafter, he will not, without the written authorization of the Company: (i) disclose any Confidential Information to any person or entity for any purpose whatsoever; or (ii) make use of any Confidential Information for his own purposes or for the benefit of any other person or entity, other than the Company, and it is expressly understood and agreed that this prohibition restricts Executive from using any Confidential Information in competition with the Company at any time.

d.

Pursuant to 18 U.S.C. § 1833(b), Executive understands that he will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret of the Company that (i) is made (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to his attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Executive understands that if he files a lawsuit for retaliation by the Company for reporting a suspected violation of law, he may disclose the trade secret to his attorney and use the trade secret information in the court proceeding if he (I) files any document containing the trade secret under seal, and (II) does not disclose the trade secret, except pursuant to court order. Nothing in the Agreement, or any other agreement that Executive has with the Company, is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section. Further, nothing in the Agreement or any other agreement that Executive has with the Company shall prohibit or restrict him from making any voluntary disclosure of information or documents concerning possible securities law violations to any governmental agency or legislative body, or any self-regulatory organization, in each case, without advance notice to the Company.

e.	Executive understands that his obligations under this Section 4 are in addition to, and not in limitation of, his obligations under Panera’s Standards of Business Conduct (or successor document thereto).

5.	Restrictive Covenants and Non-Competition Payment.

a.	Executive covenants and agrees not to engage in any Competitive Activity during Executive’s employment with the Company and at any time within the twelve (12) month period following the date of Executive’s termination from the Company for any reason or no reason, or if Executive is terminated pursuant to Section 2(g)(i), then the period from such termination of employment through the twelve (12) month anniversary of the Closing (the “Restricted Period”), and Executive agrees that these restrictions are reasonable and appropriate for purposes of protecting the Company’s legitimate business interests and will not result in severe economic hardship for Executive or Executive’s family.

b.	During the Restricted Period, Executive also covenants and agrees not to directly or indirectly solicit or otherwise attempt to induce, influence, or encourage any employee, independent contractor, consultant, supplier, catering customer or franchisee of the Company to terminate and/or modify in any harmful way his/her and/or its employment or other such business relationship with the Company and/or its affiliates.

c.	As compensation for the Restricted Period and as additional consideration in exchange for the terms and provisions contained herein, the Company shall pay to Executive a lump sum cash payment equal to $7 million on the Closing.

d.	If Executive violates the covenants contained in this Section 5, Executive shall cease to be entitled to any payments or other benefits under Sections 2 and 5(c) of the Agreement and will be required to repay to the Company the full amounts previously paid or delivered to Executive pursuant to such sections promptly upon written demand thereof.

e.	For purposes of the Agreement, “Competitive Activity” shall include the following:

i.	directly or indirectly being employed by, advising, consulting in, or acting in any way as an agent for any company (including the Parent Companies) listed on Attachment A (the “Listed Competitors”); or

ii.	directly or indirectly being employed by, advising, consulting in, or acting in any way as an agent for any entity engaged, in whole or in part, in any casual or fast food company with over $2 billion in annual “restaurant revenue” at the time of such involvement (the “Other Competitors”); or

iii.	providing any services, directly or indirectly, to any division or direct or indirect parent company of any Listed Competitor or Other Competitor (including the Parent Companies listed on Attachment A), or to any other affiliated company of a Listed Competitor or Other Competitor; other than any entity that owns a minority interest in a Listed Competitor or Other Competitor solely as a passive investor, without any involvement in the management of such Listed Competitor or Other Competitor.

For the avoidance of doubt, any activity that Executive is engaged in as of the date of the Agreement shall not constitute a Competitive Activity. Executive may have or acquire an interest in any Listed Competitor or Other Competitor for investment purposes without constituting a Competitive Activity, provided, however, that such investment by Executive must not exceed 5% of the stock of such company and must be passive and without Executive’s active involvement.

6.

Section 280G. In the event that any payments or benefits otherwise payable to Executive (1) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (2) but for this Section 6, would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be either (x) delivered in full, or (y) delivered as to such lesser extent that would result in no portion of such payments and benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999 of the Code (and any equivalent state or local excise taxes), results in the receipt by Executive on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such payments and benefits may be taxable under Section 4999 of the Code. Unless the Company and Executive otherwise agree in writing, any determination required under this Section 6 will be made in writing by a nationally-recognized accounting firm mutually agreed to by the Company and Executive (the Accountants”), whose determination will be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required by this Section 6, the Accountants (i) may make reasonable assumptions and approximations concerning applicable taxes, (ii) may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code, and (iii) shall take into account a “reasonable compensation” (within the meaning of Q&A-9 and Q&A-40 to Q&A 44 of the final regulations under Section 280G of the Code) analysis of the value of services provided or to be provided by Executive, including any agreement by Executive to refrain from performing services pursuant to a covenant not to compete or similar covenant applicable to Executive that may then be in effect (including, without limitation, those contemplated by Section 5 of the Agreement). The Company and Executive agree to furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this provision. The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this provision. To the extent such aggregate parachute payment amounts are required to be so reduced, the parachute payment amounts due to Executive (but no non-parachute payment amounts) shall be reduced in the following order: (i) the parachute payments that are payable in cash shall be reduced (if necessary, to zero) with amounts that are payable last reduced first; (ii) payments and benefits due in respect of any equity, valued at full value (rather than accelerated value) (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) shall be reduced in each case in reverse order beginning with payments or benefits which are to be paid the furthest in time; and (iii) all other non-cash benefits not otherwise described in clause (ii) of this Section 6 reduced last.

7.	Taxes; Section 409A.

a.	The Company may withhold from any amounts or benefits payable under the Agreement income taxes and payroll taxes that are required to be withheld pursuant to any applicable law or regulation.

b.	The Agreement is intended to comply with or be exempt from the requirements of Section 409A of the Code (together with the applicable regulations thereunder, “Section 409A”) with respect to amounts, if any, subject thereto and shall be interpreted, construed and performed consistent with such intent. To the extent that any provision in the Agreement is ambiguous as to its compliance with Section 409A or to the extent any provision in the Agreement must be modified to comply with Section 409A (including, without limitation, Treasury Regulation 1.409A-3(c)), such provision will be read, or will be modified (with the mutual consent of the parties, which consent will not be unreasonably withheld), as the case may be, in such a manner so that all payments due under the Agreement will comply with Section 409A. For purposes of Section 409A, each payment made under the Agreement will be treated as a separate payment.

c.	All reimbursements provided under the Agreement will be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in the Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit.

d.	Executive further acknowledges that any tax liability incurred by Executive under Section 409A of the Code is solely the responsibility of Executive.

e.

Notwithstanding any provision of the Agreement to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees” (as defined in Section 409A) any payment on account of Executive’s separation from service that would otherwise be due hereunder within six months after such separation will nonetheless be delayed until the first business day of the seventh month following Executive’s date of termination and the first such payment will include the cumulative amount of any payments that would have been paid prior to such date if not for such restriction. Notwithstanding anything contained herein to the contrary, Executive will not be considered to have terminated employment with the Company for purposes of Section 2 hereof unless he would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A.

8.	Cooperation. Executive agrees that during his employment and thereafter, at the Company’s reasonable expense, Executive will do all things including, but not limited to, the giving of evidence in suits and other proceedings which the Company shall deem necessary or appropriate to obtain, maintain or assert rights accruing to, and defending claims against, the Company, its affiliates and/or franchisees in connection with which Executive has knowledge, information or expertise; provided, however, that the Company shall not unreasonably disrupt Executive’s current employment and the Company shall compensate Executive for the value of his time spent assisting in such matters at Executive’s then current compensation rate if he is not so compensated by Executive’s then current employer.

9.	Benefits. Except as herein otherwise provided herein, any benefits arising out of or connected with Executive’s employment shall cease as of the effective date of Executive’s termination of active employment, as applicable. The foregoing shall not relieve the Company of its obligations under the law pertaining to Executive’s benefits following the effective date of Executive’s termination of employment.

10.	Injunctive Relief. Executive acknowledges that the Company’s remedy at law for a breach of Section 5 of the Agreement would be inadequate and Executive hereby expressly agrees that the Company shall be entitled to apply to any court, having jurisdiction, for an injunction restraining Executive in the event of a breach, actual or threatened, of the covenants contained in the Agreement without the necessity of proof of actual damages. Such right shall be in addition to any other remedies provided for herein or otherwise available at law or equity. Executive further waives any requirement that a bond be posted or that irreparable damage be demonstrated as a condition to any injunctive relief.

11.	Indemnification. The Company agrees that if Executive is made a party to or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that Executive is or was a trustee, director or officer of the Company or is or was serving at the request of the Company or any subsidiary or either thereof as a trustee, director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, whether or not the basis of such Proceeding is alleged action in an official capacity as a trustee, director, officer, member, employee or agent while serving as a trustee, director, officer, member, employee or agent, Executive will be indemnified and held harmless by the Company to the fullest extent authorized by applicable law (including the advancement of applicable, reasonable legal fees and expenses), as the same exists or may hereafter be amended, against all expenses incurred or suffered by Executive in connection therewith, and such indemnification will continue as to Executive even if Executive has ceased to be an officer, director, trustee or agent, or is no longer employed by the Company and will inure to the benefit of his heirs, executors and administrators.

12.	Notices. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing.

a.	All notices to Executive shall be addressed to Executive at the address on file with the Company or to such other place(s) as Executive may designate by written notice to the Company.

b.	All notices to the Company shall be addressed to the Company, with a copy to Parent, at:

Three Charles River Place

63 Kendrick Street

Needham, MA 02494

Attention: General Counsel

Copy to:

JAB Holdings B.V.

c/o JAB Holding Company LLC

1701 Pennsylvania Avenue NW, Suite 801

Washington, DC 20006

or to such other place(s) as the Company may designate by written notice to Executive.

13.	Notification of New Employer. Executive agrees that he will advise any prospective employer of the covenants and restrictions of the Agreement before accepting any offer from another employer.

14.	Death. The Agreement and all obligations of the Company hereunder shall terminate upon Executive’s death. In the event of a termination upon Executive’s death, monies or compensation owed by the Company to Executive up to the date of termination shall be paid to Executive’s estate or designee.

15.	Miscellaneous.

a.	Executive agrees and consents that the Agreement and any dispute arising hereunder shall be governed by the laws of the State of Missouri and its applicable courts shall have jurisdiction over such matters; and Executive agrees and consents to waive trial by jury in any action or proceeding between the parties.

b.	No waiver by the Company of any breach of the Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under the Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of the Agreement.

c.	In case any one or more of the provisions contained in the Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of the Agreement, the Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein, and each provision of the Agreement shall, if necessary, be deemed to be independent of each other and each supported by valid consideration. If moreover, any one or more of the provisions contained in the Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

d.	To the extent necessary to provide the Company with the full and complete benefit of the Agreement, the provisions in the Agreement and Executive’s obligations hereunder shall survive the termination of the Agreement and shall not be affected by such termination. The provisions of the Agreement shall also survive the assignment of the Agreement by the Company to any successor in interest or other assignee.

e.	The Agreement will be binding upon Executive’s heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns. Following the Closing, the Agreement will be binding upon the Surviving Corporation.

f.	The captions and headings throughout the Agreement are for convenience and reference only, and they shall in no way be held or deemed to define, modify or add to the meaning, scope or intent of any provision of the Agreement.

g.	The Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between Executive and the Company. No modification of or amendment to the Agreement, nor any waiver of any rights under the Agreement, will be effective unless in writing and signed by the party to be charged.

h.	The Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which counterparts shall together constitute but one agreement.

i.	By signing below, Executive acknowledges receiving a copy of the Agreement; Executive acknowledges and agrees that Executive is entering into the Agreement voluntarily and of Executive’s own free will; and Executive acknowledges and agrees that Executive has not been coerced or suffered any duress in order to induce Executive to enter into the Agreement.

16.	Attorney Review. Executive acknowledges that Executive has been expressly advised by the Company to review the Agreement with an attorney prior to executing it.

EXECUTIVE HAS READ THE AGREEMENT CAREFULLY AND UNDERSTANDS THE MEANING OF ITS VARIOUS TERMS AND THE CONSEQUENCES OF SIGNING THE AGREEMENT.

/s/ Ronald M. Shaich
Signature

April 4, 2017
Date

Ronald M. Shaich
Name (typed or printed)

ACCEPTED AND AGREED TO:

PANERA BREAD COMPANY

By:	/s/ Fred K. Foulkes
Name:	Fred K. Foulkes
Title:	Chair, Compensation and Management Development Committee

Dated:	April 4, 2017

[Signature Page to Non-Competition Agreement]

Attachment A

Listed Competitors	Parent Companies
Atlanta Bread Company	Brinker International, Inc.
Au Bon Pain, ABP Corporation	Bruegger’s Corporation
Bruegger’s Bagel Bakeries	Compass Group plc
Cosi, Inc.	Doctor’s Associates Inc.
Corner Bakery Cafe	Dunkin’ Brands Inc.
Dunkin’ Donuts	Great Harvest Franchising, Inc.
Evolution Fresh	Groupe Le Duff
Great Harvest Bread Co.	IAWS plc
La Brea Bakery	Roark Capital Group
la Madeleine French Bakery and Café Le Boulange	Starbucks Corporation
Le Pain Quotidien Montana Mills Bread Company, Inc.
Pret à Manger
Restaurant Brands International
Schlotsky’s, Inc.
Seattle’s Best Coffee Subway

A-1